Exhibit 99.3

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Three and six months ended June 30, 2013 and 2012

General

This Management’s Discussion and Analysis, or MD&A, is intended to assist the reader in the understanding and assessment of the trends and significant changes in the results of operations and financial condition of Lake Shore Gold Corp. (the “Company” or “Lake Shore Gold”). This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements of the Company, including the notes thereto, for the three and six months ended June 30, 2013 and 2012 (the “interim financial statements”), which are prepared in accordance with International Financial Reporting Standards (“IFRS”) for interim financial statements, as issued by the International Accounting Standards Board, and the annual audited consolidated financial statements and MD&A for the years ended December 31, 2012 and 2011.  This MD&A has taken into account information available up to and including August 12, 2013. All dollar amounts are in Canadian dollars unless otherwise stated.

This MD&A contains forward-looking statements. For example, statements in the “Outlook” section of this MD&A are forward looking, and any statements elsewhere with respect to the cost or timeline of planned or expected development, production, or exploration are all forward-looking statements. As well, statements about future mining or milling capacity, future growth, future financial position, the adequacy of the Company’s cash resources or the need for future financing are also forward-looking statements. All forward-looking statements, including forward-looking statements not specifically identified in this paragraph, are made subject to the cautionary language at the end of this document, and readers are directed to refer to that cautionary language when reading any forward-looking statements.

OVERVIEW

Lake Shore Gold is a gold mining company with three multi-million ounce gold complexes located in the Timmins Gold Camp of Northern Ontario.

The Timmins West Complex is located 18 kilometres west of Timmins and hosts the Timmins West Mine, an underground mining operation that produces ore using a 710 metre, 5.5 metre diameter shaft, with a 6,000 tonne per day total hoisting capacity. The ore is accessed using mobile equipment via internal ramps both from surface and the main shaft. Primary mining methods include longitudinal longhole mining at Timmins Deposit, with sublevels established at 20 metre vertical intervals, and transverse longhole mining at the Thunder Creek Deposit with a primary/secondary stoping sequence. Broken ore is removed from the stopes using remote controlled Load-Haul-Dump Loaders (“LHDs”), loaded onto trucks and hauled to the main shaft rockbreaker station prior to skipping to surface. The mine currently produces at approximately 2,000 tonnes per day, and its infrastructure and orebody will support a rate of 3,000 tonnes per day at full production.

On the east side of Timmins, the Bell Creek Complex hosts the Company’s milling facility as well as the Bell Creek Mine. The Bell Creek Mine is an underground mine that produces ore using a five metre wide by five metre high surface ramp. Longitudinal longhole stoping with delayed unconsolidated rockfill stoping is the primary mining method. Broken ore is removed from the stope using remote controlled LHDs, and trucked to surface. Current production averages about 500 tonnes per day.

The Company’s central mill, located at the Bell Creek Complex, is a conventional gold mill circuit, involving crushing and grinding, gravity and leaching, followed by carbon-in-leach and carbon-in-

pulp processes for gold recovery. The mill, which processes ore from both the Timmins West and Bell Creek mines, has consistently achieved metallurgical recoveries in excess of 95%. In late 2011, the Company commenced a 50% expansion of its milling facility, from a processing capacity of 2,000 tonnes per day to 3,000 tonnes per day. Phase 1 of the expansion, which increased the mill’s capacity to 2,500 tonnes per day, was completed at the end of 2012.  Commissioning of Phase 2 of the expansion, to a capacity in excess of 3,000 tonnes per day, commenced near the end of July with the new target rate expected to be reached in early September 2013.

In addition to its existing operations, the Company has significant exploration potential. At the Timmins West Complex, both deposits at Timmins West Mine are open for expansion. At the Gold River Trend project, located 3 kilometres south of Timmins West Mine, resources exceeding a million ounces have been identified with significant opportunity for growth. The 144 property covers a four kilometre trend to the southwest of Thunder Creek. Encouraging drill results have already been reported at 144 with there being considerable potential for new discoveries.  At Bell Creek Complex, resources have been established in a deep zone (the “Labine Zone”) at Bell Creek Mine, the development of which has the potential to significantly grow the size of the mining operation. The complex also hosts exploration projects with existing resources, including Vogel and Marlhill, as well as other exploration properties.

The Company’s third gold complex is the Fenn-Gib project, located approximately 60 kilometres east of Bell Creek. Fenn-Gib is an advanced stage exploration project, which hosts a large, near-surface, potential open-pitable resource and has excellent potential for further growth.

In 2013, the Company’s focus is on completing the construction of its Timmins Mining Operations, which includes the development and construction of its Timmins mines and expansion of its milling facility to a capacity in excess of 3,000 tonnes per day.

Lake Shore Gold is a reporting issuer in all Provinces in Canada (excluding Territories), and a foreign private issuer in the United States. The Company’s common shares trade on the Toronto Stock Exchange and NYSE MKT under the symbol LSG.

SECOND QUARTER 2013 — KEY PERFORMANCE INDICATORS(1)

Record quarterly production

The Company achieved record gold poured of 31,800 ounces in the second quarter of 2013, with record production of 30,800 ounces (230,920 tonnes at an average grade of 4.3 grams per tonne). Production in the second quarter of 2013 increased 26% from the same quarter a year earlier and 33% from the first quarter of 2013.

The Company poured 52,300 ounces of gold during the first six months of 2013 and produced 54,000 ounces of gold (428,560 tonnes at an average grade of 4.1 grams per tonne).

Mill throughput exceeds 2,500 tonnes per day

Throughput at the Company’s mill averaged 2,540 tonnes per day during the second quarter of 2013 (including over 2,600 tonnes per day in both May and June). Mill throughput averaged 2,370 tonnes per day during the first six months of 2013.

Improved gold grade

The average grade of ore mined from the Company’s mines improved to 4.3 grams per tonne in the second quarter of 2013 from 3.8 grams per tonne in the first quarter of 2013. The grade at Timmins West Mine increased to 4.4 grams per tonne in the second quarter of 2013 from 3.7 grams per tonne in the first quarter of the year, with grades at Bell Creek averaging around 4.3 grams per tonne in both periods.  The combined grade from both Timmins West and Bell Creek in the first six months of 2013 averaged 4.1 grams per tonne.

Increased gold sales

Commercial gold sales increased to 27,600 ounces in the second quarter of 2013 at an average price of US$1,409 ($1,441) per ounce from 24,900 ounces at an average price of US$1,605 ($1,632) per ounce in the second quarter of 2012 and 26,100 ounces at an average price of US$1,630 ($1,642) per ounce in the first quarter of 2013.

The Company sold 53,700 ounces of gold at an average price of US$1,516 ($1,539) per ounce during the first six months of 2013, an increase of 36% from commercial sales of 39,400 ounces at an average price of US$1,641 ($1,658) per ounce for the same period in 2012 (total gold sales in the first half of 2012, including pre-production ounces, were 43,400 ounces).

Improved production costs

Cash operating cost per ounce(2) sold during the second quarter of 2013 averaged US$908 (including US$28 per ounce related to royalties). Cash operating cost per ounce for the quarter was increased by inventory movements in the quarter that included higher costs of production from previous periods capitalized in opening inventory balances. Excluding inventory movements and royalty payments, the cash operating cost per ounce sold was US$795 during the second quarter of 2013.

Cash operating cost per ounce of gold sold in the first six months of 2013 averaged US$944, (including US$35 per ounce for royalties).

Total production costs in the second quarter and first half of 2013 were $26.0 million and $52.1 million, respectively, compared to $24.2 million and $39.5 million in the same periods in 2012. The increase in production costs in 2013 reflects higher ounces sold partially offset by lower cash operating cost per ounce.

All-In-Sustaining Cost(3)

The total all-in-sustaining cost (“AISC”) per ounce during the second quarter of 2013 and first six months of 2013 averaged US$1,257 and US$1,398, respectively, significantly lower than US$1,557 and US$1,806 for the same periods in 2012.

Completed majority of 2013 capital program

The Company invested $66.0 million for mine development, mill expansion and exploration drilling (mainly in-mine drilling) in the first six months of 2013, representing close to three quarters of targeted capital investments for all of 2013 of approximately $90 million.

Increased earnings from mine operations in first half of 2013 despite lower gold prices

The Company generated earnings from mine operations for the second quarter of 2013 and the first six months of 2013 of $1.8 million and $5.7 million respectively, compared to $3.2 million and $4.5 million, respectively, for the same periods in 2012. Lower earnings from mine operations in the second quarter of 2013 compared to the same period in 2012 largely reflected a $191 per ounce decrease in the average Canadian dollar gold price, which resulted in a reduction in revenue of $5.3 million. This reduction more than offset the favourable impact of an 11% increase in gold sales compared to the prior year’s second quarter and lower depreciation and depletion costs following the impairment charge recorded in the fourth quarter of 2012. For the first six months of 2013, increased earnings from mine operations compared to a year earlier was due mainly to a 36% increase in commercial gold sales, which more than offset a $119 per ounce reduction in the average Canadian dollar selling price of gold.

Net loss reflected lower gold prices and increased interest and other financing costs

The Company recorded a net loss in the second quarter of 2013 of $5.4 million (or $0.01 per common share) and $6.1 million (or $0.01 per common share) for the first six months of 2013 which compared to a net loss of $2.0 million (or $0.00 per common share) for the second quarter of 2012 and $4.9 million (or $0.01 per common share) for the first six months of 2012. The higher net loss in both the second quarter and first six months of 2013 largely reflected the impact of lower gold prices, mainly in the second quarter, as well as a $2.8 million increase in interest and other financing costs, the latter due to increased debt since the second quarter of 2012.

Cash position at June 30, 2013

Cash and bullion at June 30, 2013 totaled $28.1 million compared to $52.1 million at March 31, 2013.

(1)         The Company’s Key Performance Indicators include measures that are not prepared in accordance with GAAP, but which the Company believes provide useful information that can be used to evaluate the Company’s performance and ability to generate cash flows. These measures do not have standardized definitions and should not be relied upon in isolation or as a substitute for measures prepared in accordance with GAAP.

(2)         Cash operating cost per ounce is a Non-GAAP measure. In the gold mining industry, cash operating cost per ounce is a common performance measure but does not have any standardized meaning. Cash operating costs per ounce are based on ounces sold and are derived from amounts included in the Consolidated Statements of Comprehensive Income (Loss) and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share-based payment expenses and reclamation costs. The Company discloses cash operating cost per ounce as it believes this measure provides valuable assistance to investors and analysts in evaluating the Company’s performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is total production costs. Cash operating cost per ounce should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP.  A reconciliation of cash operating cost per ounce to amounts included in the Consolidated Statements of Comprehensive Income (Loss) is set out at page 14 of this MD&A.

(3)         Starting in the second quarter 2013, the Company has adopted a total all-in sustaining cost (“AISC”) performance measure, which is a non-GAAP measure. The measure is intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the AISC definition as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining cost as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining cost excludes growth capital, reclamation cost accretion not related to current operations, interest and other financing costs and taxes.  The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of all-in sustaining cost to amounts included in the Consolidated Statements of Comprehensive Loss (Income) is set out at page 14 of this MD&A

Financial Highlights

	Three months ended June 30,		Six months ended June 30,
(In $’000 except when noted)	2013	2012	2013	2012
Commercial gold sales (ounces)	27,600	24,900	53,700	39,400
Realized gold price (US$ per ounce)	1,409	1,605	1,516	1,641
Exchange rate ($ to US$)	0.97	0.98	0.99	0.99
Revenue	$39,675	$40,739	$82,532	$65,302
Cash operating costs*	(25,867)	(23,936)	(51,865)	(39,052)
Cash earnings from mine operations*	$13,808	$16,803	$30,667	$26,250
Depreciation, depletion and share based payments	(12,011)	(13,609)	(25,010)	(21,795)
Earnings from mine operations	$1,797	$3,194	$5,657	$4,455
Net loss	$(5,446)	$(1,982)	$(6,058)	$(4,935)
Net loss per share - basic and diluted	$(0.01)	$(0.00)	$(0.01)	$(0.01)

Denotes a non-GAAP measure. See “Non-GAAP measures” on page 14 of this MD&A

OUTLOOK

At the end of the second quarter of 2013, Lake Shore Gold was approaching a significant milestone, completing a mill expansion to a design capacity exceeding 3,000 tonnes per day. Commissioning of the expansion commenced in late July 2013 with the new increased design rate expected to be achieved by early September 2013.

Following completion of the expansion, the Company is targeting:

•                  Mining and milling rates that will support annual production levels of at least 140,000 ounces of gold;

•                  Cash operating costs averaging around US$700 per ounce;

•                 Total AISC improving to approximately US$1,000 per ounce in the second half of 2013;

•                 Capital investment levels significantly lower than the $66.0 million invested during the first half of 2013 (full-year target for 2013 remains at around $90 million); and,

•                 Net free cash flow to be generated during the fourth quarter at current gold prices (approximately $1,350 per ounce).

Based on the progress being achieved, the Company remains committed to achieving its previously stated guidance for 2013, including production growth of at least 40%, to a range of 120,000 to 135,000 ounces, cash operating costs in the range of US$800 to US$875 per ounce and capital investment for the year of approximately $90 million.

GOLD SALES

27,600 ounces gold sold in second quarter 2013 for total revenue of $39.7 million

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Revenues
Commercial gold sales (ounces)	27,600	24,900	53,700	39,400
Realized gold price - all sales ($’s)	$1,441	$1,632	$1,539	$1,658
Revenue ($’000)	$39,675	$40,739	$82,532	$65,302
Add gold sales capitalised in mining interests	$—	$—	$—	$6,706
Total gold sale proceeds ($’000)	$39,675	$40,739	$82,532	$72,008
Total gold sales (ounces)	27,600	24,900	53,700	43,400

Commercial gold sales in the second quarter 2013 increased by 11% from the 24,900 ounces sold during the second quarter of 2012. Gold revenues for the second quarter of 2013 of $39.7 million were slightly lower than revenues in the same period in 2012 as the impact of a higher volume of ounces sold was offset by a lower gold price (realized gold price averaged $191 per ounce less in the second quarter of 2013 compared to the second quarter of 2012).

For the first six months of 2013, commercial gold sales increased by 36% from the 39,400 ounces sold during the first half of 2012. Revenue in the first half of 2013 of $82.5 million was 26% higher than revenues for the first six months of 2012 reflecting higher sales volumes, which more than offset the impact of a lower average gold price. In addition to commercial gold sales, the Company sold 4,000 ounces of gold during the first half of 2012 (all in the first quarter), for revenues of $6.7 million, that were not included in commercial sales in 2012 and were related to pre-production development activities at Thunder Creek and Bell Creek during the fourth quarter of 2011. Thunder Creek and Bell Creek commenced commercial production effective January 1, 2012.

OPERATIONS REVIEW

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Operating results
Tonnes milled	230,920	183,220	428,560	343,720
Grade (grams/tonne)	4.3	4.3	4.1	3.9
Mill recoveries	95.65%	96.80%	95.62%	96.07%
Gold production (ounces)	30,800	24,400	54,000	41,100
Gold poured (ounces)	31,800	24,300	52,300	40,500
Gold sales (ounces)	27,600	24,900	53,700	43,400
Per ounce sold data - US$
Realized gold price	$1,409	$1,605	$1,516	$1,641
Cash operating cost	$908	$949	$944	$987
Project spending ($M)	$26.3	$45.0	$63.1	$81.8
Exploration - surface and in-mine ($M)	$1.5	$3.2	$2.9	$10.6
Capital development (metres)	2,648	2,486	5,448	5,186

Production

Gold produced (recovered) in the second quarter of 2013 of 30,800 ounces, was 26% higher than production in the second quarter of 2012 reflecting higher mill throughput. Mill throughput in the second quarter 2013 increased to an average of 2,540 tonnes per day, compared to 2,010 tonnes per day in the same period a year earlier, reflecting an increase in the mill’s design capacity from 2,000 tonnes per day to 2,500 tonnes per day as of the end of 2012.  The average grade for the second quarter of 2013 of 4.3 grams per tonne was up from 3.8 grams per tonne during the first quarter of the year and unchanged from the second quarter of 2012. Average grades increased progressively in the second quarter with an average grade of 3.8 grams per tonne in April, 4.5 grams per tonne in May and 4.6 grams per tonne in June.  Mill recoveries continued to meet or exceed target levels, averaging close to 96% during the second quarter of 2013.

For the first six months of 2013, gold produced totaled 54,000 ounces, an increase of 31% from the first six months of 2012 reflecting higher average grades and increased mill throughput. Mill recoveries averaged approximately 96% in the first six months of both 2013 and 2012.

Production Costs

Cash operating cost per ounce sold during the second quarter of 2013 was US$908 (including royalties of US$28 per ounce), an improvement from US$949 (including royalties of US$32 per ounce) for the second quarter of 2012. The lower cash operating cost per ounce sold during the second quarter of 2013 as compared to 2012 reflected an increase in tonnes processed at similar grades to those realized during the prior year’s second quarter.

For the first six months of 2013, cash operating cost per ounce averaged US$944 (including US$35 of royalties) compared to US$988 (including US$25 of royalties) in the first half of 2012.

Capital Investment

Capital invested during the second quarter of 2013 totaled $27.8 million, including $1.5 million for in-mine drilling. For the first six months of 2013, a total of $66.0 million was invested, of which $29 million related to development and construction at Timmins West Mine, $26.7 million was invested in the Bell Creek mill expansion and related infrastructure, $7.4 million related to ramp and lateral development at Bell Creek and $2.9 million was invested in exploration (mainly in-mine drilling).

Development, Drilling and Construction

Development: 2,648 metres of mine capital development were completed during the second quarter of 2013 (5,448 metres for the first six months of 2013). At Timmins West Mine, the ramp at Timmins Deposit was extended below the 830 Level with level development advancing on the 750, 770, 790, 810 and 830 Levels, including work in support of a diamond drill drift being established on the 790 Level. The ramp in the lower mine at Thunder Creek was advanced above the 625 Level with level development work focused on the 660 and 625 levels. The main return air raise at Thunder Creek was also completed in the second quarter. At Bell Creek Mine, the ramp from surface advanced to the 655 Level with level development advancing mainly on the 610, 625 and 640 Levels.

Drilling: Approximately 9,200 metres of in-mine drilling were completed during the second quarter 2013. Of this drilling, 7,785 metres were at the Timmins West Mine with the remainder at Bell Creek Mine.

Mill expansion: During the second quarter of 2013, work on the Company’s mill expansion focused on completing the new crushing and grinding circuit, including construction of new ore receiving and storage facilities, a new crusher, conveyors and the installation of a new SAG Mill and supporting infrastructure. Commissioning of the mill expansion commenced with a five day shutdown in late July. The Company expects to ramp up production during August and to achieve the new design capacity of over 3,000 tonnes per day by early September.

Timmins West Mine

The Timmins West Mine was established effective January 1, 2012, through the combination of the Timmins Deposit and adjacent Thunder Creek Deposit into a single, fully integrated mining operation given their close proximity and use of the same infrastructure. As of January 1, 2012, both deposits are in commercial production.

A total of 24,200 ounces of gold was produced at Timmins West Mine during the second quarter of 2013, which resulted from processing 177,920 tonnes at an average grade of 4.4 grams per tonne. Production in the second quarter of 2013 was 28% higher than the 18,900 ounces (136,460 tonnes at an average grade of 4.4 grams per tonne) in the second quarter of 2012. Production during the second quarter of 2013 was primarily from stopes in the Rusk and Porphyry zones between the 660 and 765 levels at Thunder Creek and in the UM Zone between the 650 and 710 levels at Timmins Deposit.

Capital investment at the Timmins West Mine, including ramp, infrastructure, level development expenditures and underground exploration drilling totaled $12.9 million during the second quarter of 2013. For the first half of 2013, capital investment totaled $29 million, with an additional $2.6 of expenditures related to in-mine exploration drilling.

Among the work completed at the Timmins West Mine in the second quarter of 2013 was 3,300 metres of total mine capital and operating development. At Timmins Deposit, the ramp was extended below the 830 Level with level development advancing on the 750, 770, 790, 810 and 830 levels, including work in support of the diamond drill drift being established on the 790 Level. The ramp in the lower mine at Thunder Creek was advanced above the 625 Level with level development focused on the 660 and 625 levels.

A total of 7,785 metres of in-mine drilling was completed during the second quarter of 2013. Drilling during the quarter was focused between the 750 and 790 levels at the Timmins Deposit and between the 660 and 765 levels at Thunder Creek. Drilling at the Timmins Deposit was completed mainly with two drill rigs and targeted the downward extension of the UM5 and FW zones between the 730 and 790 levels which contain key mining blocks for the second half of 2013 and beyond. Drilling at Thunder Creek was completed with one to two drill rigs and targeted new stoping blocks in the Porphyry and Rusk zones near the 765 and 660 levels.

Bell Creek Mine

The Bell Creek Mine went into commercial production effective January 1, 2012.

During the second quarter 2013, a total of 6,600 ounces of gold was processed (53,000 tonnes at an average grade of 4.2 grams per tonne), which compared to production of 5,500 ounces (47,470 tonnes at an average grade of 4.5 grams per tonne) in the second quarter of 2012.

Production during the second quarter of 2013 was mainly focused on mining in the Hangingwall, North A and North B vein complexes between the 520 and 580 levels.

Capital investment for the second quarter and first six months of 2013 totaled $3.6 million and $7.4 million, respectively.

During the second quarter of 2013, 1,600 metres of capital and operating development was completed, including advancing the ramp from surface to the 655 Level and advancing level development on the 610, 625 and 640 Levels.  A total of 1,401 metres of in-mine drilling was completed at the Bell Creek Mine during the second quarter of 2013 mainly in support of ongoing production. During the second quarter, drilling related to the evaluation of the deep Labine Zone at Bell Creek was suspended as part of the Company’s efforts to contain costs.

FINANCIAL REVIEW

The results of operations for three and six months ended June 30, 2013 and 2012:

	Three months ended June 30,		Six months ended June 30,
(in $’000, except the per share amounts)	2013	2012	2013	2012
Revenue	$39,675	$40,739	$82,532	$65,302
Cash operating costs*	(25,867)	(23,936)	(51,865)	(39,052)
Cash earnings from operations*	$13,808	$16,803	$30,667	$26,250
Depreciation and depletion	(11,891)	(13,388)	(24,764)	(21,380)
Share based payments in production costs	(120)	(221)	(246)	(415)
Earnings from mine operations	$1,797	$3,194	$5,657	$4,455
Expenses
General and administrative	(2,430)	(2,387)	(4,977)	(4,864)
Exploration	(329)	(448)	(721)	(1,291)
Share of loss of investments in associates	(232)	(604)	(551)	(1,767)
Write down of investment in associates	(2,953)	$—	(2,953)	$—
Share-based payments in expenses	(475)	(786)	(964)	(1,643)
Loss from operations and associates	$(4,622)	$(1,031)	$(4,509)	$(5,110)
Other income (loss), net	6,272	(483)	8,648	654
Finance (expense) income, net	(2,794)	16	(5,895)	40
Loss before taxes	$(1,144)	$(1,498)	$(1,756)	$(4,416)
Deferred mining tax provision	—	(479)	—	(479)
Loss from continuing operations	$(1,144)	$(1,977)	(1,756)	(4,895)
Loss from discontinued operations	(4,302)	(5)	(4,302)	(40)
Net loss	$(5,446)	$(1,982)	$(6,058)	$(4,935)
Net loss per share
Loss per share from continuing operations	$(0.00)	$(0.00)	$(0.00)	$(0.01)
Loss per share	$(0.01)	$(0.00)	$(0.01)	$(0.01)

* Non-GAAP measure. See “Non-GAAP measures” on page 14 of this MD&A

Summary

Earnings from mine operations for the three and six months ended June 30, 2013 were $1.8 million and $5.7 million, respectively, compared to $3.2 million and $4.5 million, respectively, in the same periods in 2012. The lower earnings from mine operations in the second quarter of 2013 compared to same period in previous year reflects lower gold prices realized which more than offset lower cash operating cost per ounce and lower depreciation and depletion. For the first six months of 2013, increased earnings from mine operations compared to a year earlier was due mainly to a 36% increase in commercial gold sales, which more than offset a $119 per ounce reduction in the average Canadian dollar selling price of gold.

The Company recorded a net loss in the second quarter of 2013 of $5.4 million (or $0.01 per common share) and $6.1 million (or $0.01 per common share) for the first six months of 2013 which compared to a net loss of $2.0 million (or $0.00 per common share) for the second quarter of 2012 and $4.9 million (or $0.01 per common share) for the first six months of 2012. The higher net loss in both the second quarter and first six months of 2013 largely reflected the impact of lower gold prices, mainly in the second quarter, as well as a $2.8 million increase in interest and other financing costs, the latter due to increased debt since the second quarter of 2012.

Discontinued Operations

On January 30, 2013 the Company and Revolution Resources Corp. (“Revolution”) entered into an agreement for the sale of the shares of the Company’s Mexico subsidiary (which held 100% of the Company’s Mexico property portfolio) to Revolution for 20 million common shares of Revolution (received on May 8, 2013 when the sale closed), 2% to 3.5% Net Smelter Return royalties (“NSR”) on the various properties of the Mexico portfolio (subject to rights of Revolution to repurchase a portion of the NSR), and $5.0 million in cash or common shares of Revolution on or before December 31, 2017 contingent on certain conditions being met (to a maximum of an additional 25 million common shares of Revolution). Upon closing of the sale, the amended option agreement entered into by the Company and Revolution on July 26, 2012 was terminated.

The Company recorded a loss from discontinued operations of $4.3 million on the disposal of the shares of the Mexico subsidiary for the three and six months ended June 30, 2013, representing primarily the translation losses accumulated in reserves which were transferred to profit and loss upon the sale.

The newly received shares increase the Company’s ownership in Revolution from approximately 7% to approximately 23% making Revolution an associate (ownership over 20% and the right of board representation gives the Company significant influence on Revolution) while previously considered an available for sale investment. The Company recorded in other income (loss) a $1.7 million loss related to the deemed disposition of the available for sale investment in Revolution (transfer of accumulated mark to market losses of Revolution from reserves to profit and loss).

Revenue

In the three and six months ended June 30, 2013, the Company generated revenues of $39.7 million and $82.5 million, respectively, from the sale of 27,600 ounces and 53,700 ounces at a price of $1,441 and $1,539; in the same periods in 2012 the Company generated revenues of $40.7 million and $65.3 million respectively from the sale of 24,900 ounces and 39,400 commercial ounces at $1,632 and $1,658.

Operating costs

Cash operating costs in the three and six months ended June 30, 2013 totaled $25.9 million and $51.9 million, respectively, compared to $23.9 million and $39.1 million, respectively, for the same periods in 2012. The increase for both the second quarter and six months of 2013 compared to the same periods in 2012 is due to higher commercial ounces sold in 2013 and lower cost per ounce.

Depreciation and depletion

Depletion and depreciation for the second quarter of 2013 is $1.5 million lower than in the same period in 2012; for the first six months of 2013 depletion and depreciation is $3.4 million higher than in the first six months of 2012. While depletion and depreciation per ounce is lower in 2013 compared to 2012 (mainly due to the lower carrying value of mining interests in 2013 after the impairment charge at the end of 2012) the commercial ounces sold in the first six months of 2013 are 36% higher than the same period in 2012 resulting in higher total depletion expense.

Share-based payments in production costs

Share-based payments in production costs in the second quarter and first six months of 2013 were comparable to the same periods in 2012.

Other (loss) income and expense items

General and administrative expenses for the three and six months of 2013 are comparable to same period in 2012.

Exploration expenses which include green field exploration expenditures for the three and six months ended June 30, 2013 decreased by $0.1 million and $0.6 million, respectively, compared to the same period in 2012 reflecting the Company’s focus in 2013 on operations and development activities.

In the second quarter of 2013, the Company wrote down its investments in associates to their fair value and recorded an impairment charge of $3.0 million as the decline in value was considered significant and prolonged.

Other income (loss) for the three and six months ended June 30, 2013 ($000s):

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Unrealized and realized gain on embedded derivatives	$8,497	$—	$10,591	$—
Loss on deemed disposition of available for sale investment	(1,681)	—	(1,681)	—
Unrealized and realized foreign exchange (loss) gain, net	(744)	(250)	(424)	363
Gain on disposal of mining interest	200	—	200	—
Gain on sale of available for sale investments	—	—	—	584
Unrealized loss on warrants	—	(233)	(38)	(293)
Other income (loss), net	$6,272	$(483)	$8,648	$654

Unrealized and realized gain on embedded derivatives for the three and six months ended June 30, 2013 includes $7.7 million and $9.8 million, respectively, of unrealized mark-to-market gains related to the embedded derivative (the “embedded derivative”) on the Company’s $35 million gold-linked note with Sprott as a result of the decline in gold prices.

Loss on deemed disposition of available for sale investment is discussed above under “Discontinued Operations” and relates to the transaction with Revolution.

Foreign exchange loss for the three and six months ended June 30, 2013 includes $0.7 million and $0.4 million, respectively, of unrealized mark-to-market loss from the embedded derivative.

Gain on disposal of mining interest represents the gain from the sale of a non-core exploration property for $0.2 million in the second quarter of 2013.

In the first quarter of 2012, the Company realized a gain of $0.6 million from the sale of one of its available for sale investments.

Share of loss of investments in associates represents the Company’s proportionate share of the losses relating to its equity investments for the periods.

Finance items, net for the three and six months ended June 30, 2013 include finance expense of $3.1 million and $6.4 million, respectively ($ Nil in the same periods in 2012); the increase reflects higher borrowing costs due to increased long-term debt in 2013.

SUMMARY OF QUARTERLY RESULTS

The following selected financial data has been prepared in accordance with IFRS and should be read in conjunction with the Company’s interim consolidated financial statements ($000’s, other than “per share” amounts):

Fiscal quarter ended	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012
Revenue	$39,675	$42,857	$33,976	$33,734
Earnings (loss) from mine operations	$1,797	$3,860	$(227,694)	$2,573
Finance (expense) income, net	$(2,794)	$(3,101)	$(2,778)	$7
Net loss	$(5,446)	$(612)	$(302,226)	$(10,771)
Net loss from discontinued operations	$(4,302)	$—	$(71,500)	$(3)
Net loss per share* basic and diluted
From continuing and discontinuing operations	$(0.01)	$(0.00)	$(0.73)	$(0.03)
From discontinued operations	$(0.00)	$(0.00)	$(0.17)	$(0.00)

Fiscal quarter ended	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011
Revenue	$40,739	$24,563	$14,760	$18,763
Earnings from mine operations	$3,194	$1,261	$5,167	$4,501
Finance income, net	$16	$24	$119	$553
Net loss	$(1,982)	$(2,953)	$(5,462)	$(5,169)
Net loss from discontinued operations	$(5)	$(35)	$(3,993)	$(518)
Net loss per share* - basic and diluted
From continuing and discontinuing operations	$(0.00)	$(0.01)	$(0.01)	$(0.01)
From discontinued operations	$(0.00)	$(0.00)	$(0.01)	$(0.00)

* Net loss per share is calculated based on the weighted average number of shares outstanding for the quarter

The loss from mine operations in the fourth quarter of 2012 includes an impairment charge related to the Timmins West Mine cash generating unit (“CGU”) of $231 million. Excluding the impairment charge, earnings from mine operations in the fourth quarter of 2012 totaled $3.3 million. The increase in earnings from mine operations in the fourth quarter of 2012 compared to the previous quarter is mainly due to lower production costs; the decrease in earnings from mine operations in the third quarter of 2012 compared to the second quarter of the year is mainly due to lower commercial revenues and ounces sold, partially offset by a higher average gold price realized.

Earnings from mine operations in 2011 include commercial production from the Timmins Deposit of Timmins West Mine. Earnings (loss) from mine operations in 2012 and 2013 include commercial production from Timmins West Mine (including Thunder Creek Deposit) and Bell Creek Mine.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

In the three and six months ended June 30, 2013, the Company generated cash from continuing operating activities of $6.4 million and $21.2 million, respectively, compared to $16.9 million and $13.9 million in same periods in 2012. The decrease in cash generated from continuing operating activities in the second quarter of 2013 versus the same period in 2012 was due mainly to lower earnings from operations as a result of lower gold prices in second quarter of 2012 and higher interest paid ($2.2 million in the second quarter of 2013 compared to $0.7 million in same period in 2012), as well as working capital movements. The lower gold prices realized in the first six months of 2013 as well as the higher interest paid compared to 2012 were offset by higher gold sales (53,700 ounces compared to 39,400 ounces in 2012).

Changes in non-cash working capital items, depletion and depreciation, write down of investment in associates, share of loss of investments in associates, other income and expense, finance income and expense, and share-based payments expense make up the principal amounts that reconcile the consolidated statements of loss to the consolidated statements of cash flows from operating activities.

Receivables and prepaids at June 30, 2013 of $6.2 million are $1.5 million lower than the amount at December 31, 2012, with the decrease mainly due to sales tax receivable. Accounts payable and accrued liabilities of $29.0 million at June 30, 2013 are lower than the balance at December 31, 2012 ($33.9 million) reflecting partially the decrease in the Company’s investing activities and partially timing of these activities.

Net cash used in investing activities of continuing operations (including changes in working capital related to capital investments) in the three and six months ended June 30, 2013 of $29.1 million and $70.1 million, respectively, decreased by $18.9 million and $12.4 million, respectively, from the same periods in 2012 reflecting the Company’s expectations of lower capital investments in 2013.

On June 14, 2012 the Company signed a credit agreement (the “Credit Agreement”) with Sprott Resource Lending Partnership (“Sprott”), as agent for a group of lenders, for a credit facility (the “Facility”) totaling up to $70.0 million, secured over the material assets of the Company. The Facility involves two components, a $35.0 million gold loan (the “Gold Loan”) payable monthly starting on January 31, 2013 to May 31, 2015 and a Standby Line for an additional $35.0 million, maturing on January 1, 2015. The transaction closed on July 16, 2012, on which date the Company received the $35.0 million Gold Loan.

The Gold Loan is being repaid through 29 monthly cash payments based on 947 ounces of gold each month multiplied by the Bloomberg closing price on the date of payment; the Gold Loan provides for a minimum 5% return to the Sprott Lenders.

On February 1, 2013, the Company drew down the Standby Line of $35.0 million and issued 0.9 million common shares of the Company to the Sprott Lenders (valued at $0.7 million),

representing the 2% drawdown fee. The Standby Line matures on January 1, 2015, and bears annual interest of 9.75%, compounded monthly. The Company can pay the Standby Line or portions of it at any time before the maturity date. The Company’s owes a 4% rollover fee on the outstanding principal at December 31, 2013. The rollover fee can be paid in either cash or common shares at the option of the Company, subject to certain terms and conditions.

The Credit Agreement includes certain covenants and, at June 30, 2013, the Company is in compliance with the covenants.

Based on current cash and cash equivalents and anticipated cash flows from operations, the Company expects to have adequate funding to finance its operating plans over the next 12 months. Based on current plans, a US$100 per ounce change in the price of gold would impact the Company’s cash position over the second half of 2013 by approximately $7 million.

OUTSTANDING SHARE CAPITAL

As at August 12, 2013, there were 416,620,224 common shares issued and outstanding, as well as the following options and warrants:

OPTIONS:

Number of Options Outstanding	Exercise Price Range
7,557,700	$0.00-$0.99
2,742,668	$1.00-$1.99
569,750	$2.00-$2.99
7,635,000	$3.00-$3.99
2,046,000	$4.00-$5.00
20,551,118

WARRANTS:

Date issued	Number of warrants	Exercise price	Expiry date

October 7, 2011	150,000	$3.00	October 6, 2013

NON-GAAP MEASURES

The Company has included in this MD&A certain non-GAAP (Generally Accepted Accounting Principles) performance measures as detailed below. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The Company has included non-GAAP performance measures, cash operating costs, cash per ounce of gold and all-in sustaining costs per ounce of gold, in this MD&A. Lake Shore Gold reports these measures on a sales basis.

Cash operating costs

Cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Loss (Income) and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share-base payment expenses and reclamation costs.

Cash operating costs per gold ounce

Cash operating costs per gold ounce are calculated by dividing cash operating costs by commercial gold ounces sold and the average Bank of Canada CAD$/US$ exchange rate.

All-in sustaining costs per ounce of gold

Effective in the second quarter 2013, the Company has adopted an all-in sustaining cost (“AISC”) performance measure. The measure is intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the AISC definition as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining cost as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining cost excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes. The costs included in the calculation of all-in sustaining costs are divided by commercial gold ounces sold and the average Bank of Canada CAD$/US$ exchange rate.

The cash operating costs, cash operating costs per ounce and all-in sustaining cost per ounce are reconciled to the amounts included in the Consolidated Statements of Comprehensive Loss (Income) as follows (all dollar amounts, other than the per ounce, in 000’s):

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Production costs	$25,987	$24,157	$52,111	$39,467
Less share based payments	(120)	(221)	(246)	(415)
Cash operating costs	$25,867	$23,936	$51,865	$39,052
Share based payments in production costs	$120	$221	$246	$415
General & administrative costs	2,883	3,114	5,888	6,449
Rehabilitation - accretion and amortization (operating sites)	15	14	28	28
Mine on-site exploration and evaluation costs	925	735	2,220	2,036
Mine development expenditures	5,615	9,963	15,358	20,687
Sustaining capital expenditures	364	1,286	1,184	2,819
All-in sustaining costs	$35,789	$39,269	$76,788	$71,486
Commercial gold sales (ounces)	27,600	24,900	53,700	39,400
Cash operating cost per ounces of gold ($/ounce)	$937	$961	$966	$991
Cash operating cost per ounces of gold (US$/ounce)	$908	$949	$944	$987
All-in sustaining cost per ounce ($/ounce)	$1,297	$1,577	$1,430	$1,814
All-in sustaining cost per ounce (US$/ounce)	$1,257	$1,557	$1,398	$1,806

Cash earnings from mine operations

Cash earnings from operations are determined by deducting cash operating costs from revenues recognized in the period.

CHANGES IN ACCOUNTING POLICIES

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

Amendments to IFRS 7, Financial Instruments: Disclosures and IAS 32, Financial Instruments: Presentation

In December 2011, the IASB approved amendments to IFRS 7, Financial Instruments: Disclosures, with respect to offsetting financial assets and financial liabilities. The common disclosure requirements of amended IFRS 7 are intended to help investors and other users to better assess the effect or potential effect of offsetting arrangements on a company’s financial position.  Companies and other entities are required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The required disclosures should be provided retrospectively.

As part of this project the IASB also clarified aspects of IAS 32, Financial Instruments: Presentation. The amendments to IAS 32 address inconsistencies in current practice when applying the requirements.  The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively.

The Company reviewed the amendments to IFRS 7 and IAS 32 and determined that no additional disclosures are currently required.

IFRS 10, Consolidated Financial Statements

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements” and Standing Interpretation Committee (“SIC”)-12 “Consolidation — Special Purpose Entities, and is effective for annual periods beginning on or after January 1, 2013.

The Company assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of the Company’s subsidiaries.

IFRS 11, Joint Arrangements

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes current IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities-Non — Monetary Contributions by Venturers and is effective for annual periods beginning on or after January 1, 2013. The Company determined that the standard did not have any impact on its interim financial statements.

IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company assessed its disclosures and concluded that the adoption of IFRS 12 did not result in any change in disclosures in the interim financial statements.

IFRS 13, Fair Value Measurements

IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. The condensed consolidated interim financial statements for the six months ended June 30, 2013 and 2012 include additional disclosures in accordance with the requirements of IFRS 13 (refer to note 15).

Amendments to IAS 1, Presentation of Financial Statements

The amendments introduce changes to presentation of items of other comprehensive income. The amendments require that an entity present separately the items of other comprehensive income that would be reclassified to profit and loss in the future if certain conditions are met from those that would never be reclassified to profit and loss. The amendments are to be applied effective July 1, 2012 and may be early adopted. The amendments are to be applied retroactively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. In accordance with the requirements of Amendments to IAS 1, the Company has provided additional disclosures on the Statement of Other Comprehensive (Loss) Income for the three and six months ended June 30, 2013 and 2012.

IAS 19, Employee Benefits (amended standard)

The amended standard introduces various changes in accounting and disclosure requirements for defined benefit plans. The amended standard also finalizes proposals on accounting for termination benefits; under the amended standard the termination benefits are recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, that includes the payment of a termination benefit, and when the entity can no longer withdraw the offer of the termination benefit. The amended standard is to be applied for periods beginning on or after January 1, 2013. The amended standard does not impact the Company’s interim financial statements.

IAS 27 - Separate financial statements

IAS 27, Separate financial statements (IAS 27) was re-issued by the IASB in May 2011 to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. The consolidation guidance will now be included in IFRS 10. The amendments to IAS 27 are effective for annual periods beginning on or after January 1, 2013. The Company determined that the amendments to IAS 27 did not have any impact on its interim financial statements.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 is a new interpretation on the accounting for waste removal activities. The interpretation considers when and how to account separately for the benefits arising from a stripping activity, as well as how to measure such benefit.

The interpretation generally requires that costs from a stripping activity which improve access to ore be recognized as a non-current asset when certain criteria are met and should be accounted as an addition to the related asset. IFRIC 20 does not impact the Company’s interim financial statements.

CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in note 3 to the consolidated financial statements for the years ended December 31, 2012 and 2011, management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving estimates, that management has made in the process of applying the Company’s accounting policies, and that have the most significant effect on the amount recognized in the consolidated financial statements.

CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES

Commercial production - Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of costs of related mining properties and proceeds from sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the operating levels intended by management. The results of operations of the Company during the years presented in the interim condensed consolidated financial statements have been impacted by management’s determination that the Timmins Deposit reached the operating levels intended by management on January 1, 2011; management determined that the Thunder Creek Deposit and Bell Creek Mine reached commercial production effective January 1, 2012.

Determination of functional currency

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, management determined that for the Company the functional currency is the Canadian dollar and for the Mexican entity it is the Mexican peso.

KEY SOURCES OF ESTIMATION UNCERTAINTIES

Useful life of plant and equipment

The Company reviews the estimated lives of its plant and equipment at the end of each reporting period. There were no material changes in the lives of plant and equipment for the six months ended June 30, 2013.

Determination of ore reserves and resources

Reserves and resources are used in the units of production calculation for depreciation, depletion calculations, and the determination of the timing of environmental rehabilitation costs as well as impairment analysis.

There are numerous uncertainties inherent in estimating ore reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and resources and may, ultimately, result in the reserves and resources being restated.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company or/and its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company or/and its subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and its subsidiaries operate could limit the ability of the Company to obtain tax deductions in future periods.

Impairment of assets

The carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level (“CGU”).

The assessment requires the use of estimates and assumptions such as, but not limited to, long-term commodity prices, foreign exchange rates, discount rates, future capital requirements, resource estimates, exploration potential and operating performance as well as the definition of CGUs. It is possible that the actual fair value could be significantly different from those assumptions, and changes in these assumptions will affect the estimated recoverable amount of the mining interests. In the absence of any mitigating valuation factors, the Company’s failure to achieve its valuation assumptions or declines in the fair values of its CGUs or other assets may, over time, result in impairment charges causing the Company to record material losses.

The Company completed an impairment test of its mining interests at June 30, 2013 and determined the assets were not impaired.  The impairment test for the Timmins CGU, which comprises of Timmins West Mine and the adjoining exploration properties, including Gold River Trend and Highway 144, Bell Creek Mine and Mill and adjoining properties, including Vogel and Marhill, was based on a 3,000 tonne per day optimized mill model starting in the second half of 2013.

The key assumptions used in determining the recoverable amount (fair value less cost to sell) for the Timmins CGU are long-term commodity prices, discount rates, cash operating costs of production, capital expenditures, foreign exchange rates, and net asset value multiples. To determine the recoverable amount of the Timmins CGU, management used discount rates between 7.5% and 8.5% for various assets of the CGU; gold prices of US$1,483 for 2013, US$1,469 for 2014, US$1,400 for 2015-2017, US$1,375 for 2018 and beyond; foreign exchange rates (USD/CAD) of 1:1.05 in 2013 increasing gradually to 1:1.09 in 2017 and beyond.

Environmental rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in future actual expenditures differing from the amounts currently provided. The provision represents management’s best estimate of the present value of the future rehabilitation costs required.

Share-based payments

Management assesses the fair value of stock options granted, preferred share units (“PSUs”) and deferred share units (“DSUs”) in accordance with the Company’s accounting policy. The fair value of stock options granted and DSUs is measured using the Black-Scholes option valuation model; the fair value of PSUs is measured using the Monte Carlo simulation valuation model. The fair value of stock options granted, PSUs and DSUs using valuation models is only an estimate of their potential value and requires the use of estimates and assumptions.

RISKS AND UNCERTAINTIES

The most significant risks and uncertainties faced by the Company are: the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realize estimated grades; the inherent risk associated with project development and mineral exploration activities; the uncertainty of mineral resources and their development into mineable reserves; uncertainty as to potential project delays from circumstances beyond the Company’s control; and timing of production; as well as title risks and the possible failure to obtain mining licenses.

The success of the Company’s Timmins West Mine, Bell Creek Mine, and its other properties will be primarily dependent on the future price of gold. Metal prices have historically been subject to significant price fluctuation. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increases or decreases in production due to improved mining and production methods.

Since March 31, 2013, gold prices have moved sharply lower.  Significant reductions or volatility in metal prices may have an adverse effect on the Company’s business, including the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and the amount of the Company’s revenue or profit or loss. In addition, a prolonged period of lower gold prices could result in the Company breaching one or more covenants in the future with regard to its outstanding credit facility with Sprott. The Company has held discussions with Sprott in regard to this risk.

For a detailed description of Risks and Uncertainties refer to the Company’s Annual Information Form for the year ended December 31, 2012.

CORPORATE GOVERNANCE

The Company’s Board of Directors follows accepted corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The Audit Committee of the Company fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three independent directors, meets with management and the external auditors of the Company on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters. The Company also has adopted the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) has evaluated the operating effectiveness of the Company’s internal control over financial reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. Based on this assessment, management concluded that, as of December 31, 2012, the Company’s internal control over financial reporting is operating effectively. The evaluation was performed using the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Tread way Commission (COSO). There were no material changes in the internal controls over financial reporting during the first six months of 2013.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2012, by the Company’s management, including the CEO and Vice President of Finance (“VPF”). Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective. There were no material changes in the design and operation of disclosure controls and procedures during the first six months of 2013.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-

looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the Securities Exchange Commission.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.  These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins West Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; price assumptions for gold hold true;  prices for fuel, electricity and other key supplies remains consistent with current levels;  production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  As well as those factors discussed in the section entitled “Risks and Uncertainties” in this MD&A and in the section entitled “Risk Factors” in the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to integrate acquisitions successfully; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

QUALITY CONTROL

Lake Shore Gold has a quality control program to ensure best practices in the sampling and analysis of drill core. Normal practice for all programs is to insert three Quality Control samples including one blank, one certified standard and one reject duplicate at a frequency of every twenty drill core samples submitted. Subsequent to September 2012, all surface exploration drilling programs have modified the frequency of insertion of the three Quality Control samples to one blank, one certified standard and one reject duplicate every forty drill core samples submitted. The blanks and the certified standards are checked to be within acceptable limits prior to being accepted into the GEMS SQL database. Routine assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than ten grams per tonne gold, the remaining pulp is taken and fire assayed with a gravimetric finish.

Underground drilling at the Timmins West and Bell Creek mines utilizes three different core sizes including NQ with a core diameter of 47.6mm; AQTK with a core diameter of 30.5mm; and BQTK which has a core diameter of 40.7mm.  Most underground definition and delineation drilling is done with AQTK or BQTK and most underground exploration with NQ. All surface exploration drilling is done with NQ. Sampling of drill core is conducted in standard intervals with most BQTK and AQTK sized core being whole core sampled and selected BQTK from underground as well as all surface exploration core being saw cut. For core that is saw cut, the remaining half is stored in a secure location.

Gold analysis for underground drill core has utilized four analytical laboratories.  All exploration drill core is analyzed at either ALS Canada Ltd.(2090 Riverside Drive, Timmins and 2103

Dollarton Hwy, North Vancouver) or Accurassay Laboratories (150A Jaguar Drive Timmins and 1046 Gorham Street, Thunder Bay) and drill core from test holes and production oriented drilling at either Cattarello Assayers Inc. located at 475 Railway Street, Timmins or Lake Shore Gold Corp.’s Bell Creek Complex mill laboratory. All analysis for surface exploration drill core is conducted by ALS Canada Ltd. ALS Canada is ISO 9001:2008 and ISO 17025 certified and Accurassay conforms with requirements of CAN P–4E ISO/IEC 17025, and CAN–P–1579). Lake Shore Gold Corp’s Bell Creek mill laboratory and Cattarello Assayers Inc. are not ISO registered.

QUALIFIED PERSON

Scientific and technical information related to the Company’s operations contained in this MD&A was reviewed and approved by Dan Gagnon, P.Geo., Executive Vice-President, Operations, and Natasha Vaz, P.Eng., Vice-President of Technical Services, both of whom are employees of Lake Shore Gold Corp., and “qualified persons” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Scientific and technical information related to resources, drilling and all matters involving mine geology contained in this MD&A was reviewed and approved by Eric Kallio, P.Geo. Mr. Kallio is an employee of Lake Shore Gold Corp., and is a “qualified person” as defined by NI 43-101.

ADDITIONAL INFORMATION

Additional information relating to the Company is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2012, its Annual Information Form for the year ended December 31, 2012, and its most recently filed Information Circular. These and other documents relating to the Company are available on SEDAR at www.sedar.com.